SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

             Under the Securities Exchange Act of 1934


                           SCHEDULE 13D
                         Amendment No. 5

                     SEW SIMPLE SYSTEMS, INC.
                  NORMANDY INSURANCE AGENCY, INC.
                       SUNSTATES CORPORATION
                 INDIANA FINANCIAL INVESTORS, INC.
                    HICKORY FURNITURE COMPANY,
                    TELCO CAPITAL CORPORATION,
                       RDIS CORPORATION AND
                          CLYDE WM. ENGLE
                (Name of person(s) filing Statement)




              ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                         (Name of Issuer)



              Common Stock, $.03 par value per share
                  (Title of class of securities)



                             774678 40 3
                           (CUSIP Number)




                          Lee N. Mortenson
                      4433 West Touhy Avenue
              Lincolnwood, Illinois 60646   (847) 565-9246
     (Name, address and telephone number of person authorized to receive notices and communications)



                           May 28, 1998
      (Date of event which requires filing of this Statement)

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          SEW SIMPLE SYSTEMS, INC.

 2.   Check the Appropriate Box if a Member of a Group      (a) []
                                                            (b) []
 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) []

 6.   Citizenship or Place of Organization

          SOUTH CAROLINA

 7.   Sole Voting Power

          0 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          0 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          0 Common Shares

 12.  Check Box if the Aggregate Amount in Row  (11) excludes Certain Shares  []

 13.  Percent of Class Represented By Amount in Row (11)

          0 %

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          NORMANDY INSURANCE AGENCY, INC.

 2.   Check the Appropriate Box if a Member of a Group     (a) []
                                                           (b) []
 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) []

 6.   Citizenship or Place of Organization

          ILLINOIS

 7.   Sole Voting Power

          0 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          0 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person
          0 Common Shares

 12.  Check Box if the Aggregate Amount in Row (11) excludes
       Certain Shares           []

 13.  Percent of Class Represented By Amount in Row (11)

          0%

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          SUNSTATES CORPORATION

 2.   Check the Appropriate Box if a Member of a Group      (a) []
                                                            (b) []
 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) []

 6.   Citizenship or Place of Organization

          DELAWARE

 7.   Sole Voting Power

          0 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          0 Common Shares

 10.  Shared Dispositive Power

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          0 Common Shares

 12.  Check Box if the Aggregate Amount in Row  (11) excludes
       Certain Shares    []

 13.  Percent of Class Represented By Amount in Row (11)

          0%

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          INDIANA FINANCIAL INVESTORS, INC.

 2.   Check the Appropriate Box if a Member of a Group      (a) []
                                                            (b) []
 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) []

 6.   Citizenship or Place of Organization

          INDIANA

 7.   Sole Voting Power

          0 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          0 Common Shares

10. Shared Dispositive Power
          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          0 Common Shares

 12.  Check Box if the Aggregate Amount in Row (11) excludes
       Certain Shares   []

 13.  Percent of Class Represented By Amount in Row (11)

          0%

 14.  Type of Reporting Person

          CO
 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          HICKORY FURNITURE COMPANY

 2.   Check the Appropriate Box if a Member of a Group      (a) []
                                                            (b) []

 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) []

 6.   Citizenship or Place of Organization

          DELAWARE

 7.   Sole Voting Power

          0 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          0 Common Shares

10. Shared Dispositive Power

          N/A

11. Aggregate Amount Beneficially Owned By Each Reporting Person

          0 Common Shares

 12. Check Box if the Aggregate Amount in Row (11) excludes

       Certain Shares   []

 13.  Percent of Class Represented By Amount in Row (11)

          0%

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          TELCO CAPITAL CORPORATION

 2.   Check the Appropriate Box if a Member of a Group      (a) []
                                                            (b) []

 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) []


 6.   Citizenship or Place of Organization

          DELAWARE

 7.   Sole Voting Power

          0 Common Shares

8. Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          0 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          0 Common Shares

 12.  Check Box if the Aggregate Amount in Row  (11) excludes
       Certain Shares                                             []

 13.  Percent of Class Represented By Amount in Row (11)

          0%

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          RDIS CORPORATION

 2.   Check the Appropriate Box if a Member of a Group      (a) []
                                                            (b) []

 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) []

 6.   Citizenship or Place of Organization

          DELAWARE

 7.   Sole Voting Power

          0 Common Shares

8. Shared Voting Power

          N/A

9. Sole Dispositive Power

          0 Common Shares

10. Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          0 Common Shares

 12.  Check Box if the Aggregate Amount in Row   (11) excludes
       Certain Shares                                      []

 13.  Percent of Class Represented By Amount in Row (11)

          0%

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          CLYDE WM. ENGLE

 2.   Check the Appropriate Box if a Member of a Group      (a) []
                                                            (b) []

 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) []

 6.   Citizenship or Place of Organization

          USA
 7.   Sole Voting Power

          220,094 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          220,094 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          220,094 Common Shares

 12.  Check Box if the Aggregate Amount in Row  (11) excludes
       Certain Shares                                       []

 13.  Percent of Class Represented By Amount in Row (11)

          8.49%

 14.  Type of Reporting Person

          IN

 ITEM 1.   Security and Issuer.

     The title of the class of equity securities to which this statement relates is the shares of common stock, $.03 par value per share. The name and address of the issuer of such securities is Rocky Mountain Chocolate Factory, Inc. ("Rocky Mountain"), 265 Turner Drive, Durango, Colorado 81301.

 ITEM 2.   Identity and Background


            I.  (a)  Sew Simple Systems, Inc. ("Sew Simple"), a
                     South Carolina corporation.

                (b) The principal executive offices of Sew Simple are located at PO Box 68, Highway 418, Fountain Inn, SC 29644.

                (c) Sew Simple is engaged primarily in the manufacture and sale of automated textile equipment. Sew Simple is a majority-owned subsidiary of Normandy Insurance Agency, Inc.

            (d) (e) Sew Simple has not during the past five years, been convicted in a criminal proceeding of any sort
                    (excluding  misdemeanors  similar to traffic  violations) or been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity and background of the executive officers and directors of Sew Simple, all of whom are United States citizens, are as follows:

          Cecil E. Eggert, PO Box 68, Highway 418, Fountain Inn, SC, 29644, is President and Treasurer of Sew Simple.

          Glenn J. Kennedy is Vice President of Sew Simple  (See Section III).

          Richard Leonard is Vice President of Sew Simple (See Section III).

          Lee N. Mortenson is a director of Sew Simple (see Section III).

          Clyde Wm. Engle is a director of Sew Simple (see Section VIII).



           To the best of Sew Simple's knowledge, except as set forth in Item IX none of the above individuals has, during the past five years been convicted in a criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

     II.  (a)  Normandy  Insurance  Agency,  Inc.   ("Normandy"),   an  Illinois
corporation.

                  (b) The principal executive offices of Normandy are located at 4433 West Touhy Avenue, Lincolnwood, Illinois 60646.

                 (c) Normandy  is  engaged  through  its   subsidiaries  in  the
                     manufacture and sale of automated textile machinery. Normandy is a wholly-owned subsidiary of Sunstates Corporation.

            (d)(e)  Normandy has not during the past five years,
                    been  convicted  in a criminal proceeding of any sort
                   (excluding  misdemeanors  similar to traffic  violations)  or been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity and background of the executive officers and directors of Normandy, all of whom are United States citizens, are as follows:

          Lee N.  Mortenson is President and a director of Normandy (see Section
 III).

     Clyde Wm. Engle is Vice  President  and a director of Normandy (see Section
VIII).

           To the best of Normandy's knowledge, except as set forth in Item IX none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

           III.   (a)  Sunstates  Corporation  ("Sunstates"),  a  Delaware
                       corporation.

                  (b) The principal executive offices of Sunstates are located at 4600 Marriott Drive, Suite 200, Raleigh, NC 27612.

                  (c) Sunstates is engaged primarily in the development and sale of real estate, and through its subsidiaries in the manufacture and sale of automated textile equipment Sunstates is an affiliate of Indiana Financial Investors, Inc and Hickory Furniture Company.

              (d) (e) Sunstates has not during the past five years, been convicted in a criminal proceeding of any sort (excluding misdemeanors similar to traffic violations) or been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity and background of the executive officers and directors of Sunstates, all of whom are United States citizens, are as follows:

     Clyde Wm. Engle is Chairman of the Board and Chief Executive Officer and a director of Sunstates (see Section VIII).

           Harold Sampson, 222 East Erie Street, Milwaukee, Wisconsin, is a director of Sunstates; and Chairman of the Board of Sampson Enterprises, Inc., a firm engaged in the development of real estate.

     William D. Schubert, 4600 Marriott Drive, Suite 200, Raleigh, N.C. 27612, is a director of Sunstates.

           Lee N. Mortenson, 4433 West Touhy Avenue, Lincolnwood, Illinois 60646 is President, Chief Operating Officer and a Director of Alba- Waldensian, Inc.; President, Chief Operating Officer and a director of Sunstates; and President and a director of Telco Capital Corporation.

          Howard Friedman, 130 E. Randolph Street, Chicago, Illinois 60601, is a director of Sunstates and an attorney-at-law and member of the firm of Schuyler, Roche & Zwirner, 130 E. Randolph Street, Chicago, Illinois 60601.

     Glenn Kennedy, 4600 Marriott Drive, Suite 200, Raleigh, N.C. 27612, is the Chief Financial Officer of Sunstates.

           Richard Leonard, 4600 Marriott Drive, Suite 200, Raleigh, N.C. 27612 is Secretary of Sunstates.

          To the best of Sunstate's knowledge, except as set forth in Item IX none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.


           IV. (a) Indiana Financial Investors, Inc. ("IFII") is a corporation formed under the laws of the State of Indiana.

               (b) The principal  executive  offices of IFII are located at 4433
                   West Touhy Avenue, Lincolnwood, Illinois 60646.

               (c) IFII is engaged,  through its affiliates,  in the development and sale of real estate, in the manufacture and sale of automated textile equipment. IFII is a subsidiary of Hickory Furniture Company.

          (d) (e) IFII has not during the past five years, been convicted in a criminal proceeding of any sort
                  (excluding misdemeanors similar to traffic violations) or been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity, address and principal occupation or employment of the executive officers and directors of IFII, all of whom are United States citizens, are as follows:

     Clyde Wm. Engle is Chief Executive Officer, a director and President of IFII (see Section VIII).

           To the best of IFII's knowledge, except as set forth in Item IX, none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.


             V. (a)  Hickory Furniture Company ("Hickory"), a
                     Delaware corporation.

                (b) The principal executive offices of Hickory are located at 4433 West Touhy Avenue, Lincolnwood, Illinois 60646.

                (c) Hickory is engaged primarily, through its subsidiaries, in the development and sale of real estate, in the manufacture and sale of automated textile equipment. Hickory is
                     a  subsidiary   of  Telco  Capital  Corporation.

          (d) (e) Hickory has not, during the past five years, been convicted in a criminal proceeding of any sort
                    (excluding  misdemeanors  similar to traffic  violations) or been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.


          The identity and background of the executive officers and directors of Hickory, all of whom are United States citizens, are as follows:

     Clyde Wm. Engle is Chief  Executive  Officer and a director of Hickory (see
Section VIII).

          Lee N. Mortenson is a director of Hickory (see Section III).

            To the best of Hickory's knowledge, except as set forth in Item IX, none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

            VI.   (a)  Telco  Capital  Corporation ("Telco"),  a  Delaware
                       corporation.

                  (b) The principal executive offices of Telco are located at 4433 West Touhy Avenue, Lincolnwood, Illinois 60646.

                  (c) Telco, through its subsidiaries, is engaged in the development and sale of real estate, in the manufacture and sale of automated textile machinery. Telco is a wholly-owned subsidiary of RDIS Corporation.

              (d) (e) Except as set forth in Item IX, Telco has not, during the past five years been involved in a criminal proceeding of any sort or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity and background of the executive officers and directors of Telco, all of whom are United States citizens, are as follows:

          Clyde Wm. Engle, 4433 West Touhy Avenue, Lincolnwood, Illinois 60646, is Chairman of the Board and Chief Executive Officer of Telco (see
 Section VIII).

          Lee N.  Mortenson  is  President  and a director of Telco (see Section
 III).

          Amelia S. Fitzgerald, 4433 West Touhy Avenue, Lincolnwood, Illinois 60646, is Vice-President, Assistant to the Chairman and Secretary of Telco and Assistant to the Chairman of Bank of Lincolnwood.

          Gerald M. Tierney, Jr., 4433 West Touhy Avenue, Lincolnwood, Illinois 60646 is a Senior Vice President and General Counsel of Telco.

           To the best of Telco's knowledge, except as set forth in Item IX, none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.


          VII. (a) RDIS Corporation, a Delaware corporation ("RDIS") (formerly known as Libco Corporation).

                (b) The principal executive offices of RDIS are located at 4433 West Touhy Avenue, Lincolnwood, Illinois 60646.

                (c)  RDIS's   principal   business  is  conducted   through  its
                     wholly-owned subsidiary, Telco.

            (d) (e) RDIS has not during the past five years, been convicted in a criminal proceeding of any sort (excluding misdemeanors similar to traffic violations) or been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity and background of the executive officers and directors of RDIS, all of whom are United States citizens, are as follows:

          Clyde Wm. Engle is Chairman of the Board of Directors, and Treasurer of RDIS (see Section VIII).

          Gerald M. Tierney, Jr. is Secretary of RDIS (see Section VI).

           To the best of RDIS's knowledge, none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          VIII. Clyde Wm. Engle, 4433 West Touhy Avenue, Lincolnwood, Illinois 60646, is Chairman of the Board of Directors and Chief Executive Officer of RDIS, Chairman of the Board of Directors, President and Chief Executive Officer of Telco, Chairman of the Board, President and Chief Executive Officer of GSC Enterprises, Inc. and Chairman of the Board of its subsidiary, Bank of Lincolnwood and Chairman of the Board and Chief Executive Officer of Sunstates Corporation.

     Except as set forth in Item IX, Mr. Engle has not during the past five years been convicted in a criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

 IX.
     (d) (e)Hickory, Telco and Mr. Engle are the subject of a cease and Desist order dated October 7, 1993, issued by the Securities and Exchange Commission (the "Commission") requiring Telco and certain of its affiliates to permanently cease and desist from committing any further violations of Section l6(a) of the Securities Exchange Act of l934 as amended and the rules promulgated thereunder, which requires monthly and other periodic reports of transactions in certain securities. The Co mmission found some of the reports of such transactions to have been filed delinquently although many of these transactions were between affiliated entities or had been publicly reported in other reports filed with the Commission or had been otherwise publicly announced.
 ITEM 3 Source and Amount of Funds or Other Consideration.

               Mr. Engle purchased the subject shares out of personal finds.

 ITEM 4.  Purpose of Transaction.

         The purpose of purchases of securities of Rocky Mountain by Mr. Engle is for investment.

         The reporting persons intend to review continuously their position in Rocky Mountain and may, depending upon their evaluation of Rocky Mountain's business and prospects as well as upon future developments and upon price, availability of shares and other factors, determine to increase, decrease or eliminate their position in Rocky Mountain.

          The reporting persons are not considering any plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Rocky Mountain or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of Rocky Mountain or any of its subsidiaries; (c) any change in Rocky Mountain's Board of Directors or management other than as set forth in Item 6 below; (d) any material change in the present capit alization or dividend policy of Rocky Mountain other than set forth in Item 6 below; (e) any material change in Rocky Mountain's business, corporate structure, charter or by-laws; (f) any change which would impede the acquisition of control of Rocky Mountain by any person;
(g) any class of securities of Rocky Mountain to be delisted; (h) Rocky Mountain common stock to be eligible to be deregistered under the Securities Exchange Act of l934; or (i) any action similar to those enumerated above.

 ITEM 5.  Interest in Securities of the Issuer.

         (a) Mr. Engle owns directly 94,357 shares of common stock of Rocky Mountain, and in addition owns indirectly 127,730 shares through an affiliated company.

          (b) In addition to the shares owned by Mr. Engle, a further 10,000 shares of Rocky Mountain common stock are owned beneficially by members of Mr. Engle's immediate family; Mr. Engle disclaims any beneficial interest in these shares.

         (c) On May 15 and May 28, 1998, the secured lender to Coronet Insurance Company, in liquidation, a wholly owned subsidiary of Sunstates Corporation sold an aggregate of 799,357 shares of Rocky Mountain pursuant to Section 904 of the Illinois Uniform Commercial Code. On May 15, 1998, Mr. Engle directly and through an affiliate, purchased an aggregate of 194,357 of these shares at a purchase price of $5.15 per share. On May 28, 1998, Mr. Engle, through an affiliate, purchased 10,730 of such shares at a purchase price of $5.15 per share.

On May 15, 1998, an affiliate of Mr. Engle sold 4,100 shares of Rocky Mountain in an open market transaction for $5.622 per share.



     ITEM  6.  Contracts,   Arrangements  or  Understandings   with  Respect  to
Securities of the Issuer.

          NONE

 ITEM 7.  Materials to be filed as Exhibits.

          (a) NONE

                              SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

 Dated: June 11, 1998


                              SEW SIMPLE SYSTEMS, INC.
                              NORMANDY INSURANCE AGENCY, INC.
                              SUNSTATES   CORPORATION
                              INDIANA   FINANCIAL   INVESTORS,   INC.
                              HICKORY   FURNITURE   COMPANY
                              TELCO CAPITAL CORPORATION
                              RDIS CORPORATION

                              By:  /S/ Clyde Wm. Engle
                                    Thereunto duly authorized

                              CLYDE WM. ENGLE

                              /S/ CLYDE WM. ENGLE